===============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2002

                                       or

      [   ]Transition Report Pursuant to Section 15(d) of the Securities
           Exchange Act of 1934

           For the transition period from _______________ to _______________

                         Commission file number 1-7297
                   Nicor Companies Savings Investment Plan,
                              Nicor Gas Thrift Plan

A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

                 Nicor Companies Savings Investment Plan, and
                              Nicor Gas Thrift Plan

B.      Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   Nicor Inc.
                                 1844 Ferry Road
                         Naperville, Illinois 60563-9600






===============================================================================

Table of Contents
-----------------

Financial Information

      Nicor Companies Savings Investment Plan
           Cover Page ..............................................     1
           Independent Auditors' Report ............................     2
           Financial Statements.....................................     3
           Notes to the Financial Statements .......................     4

      Nicor Gas Thrift Plan
           Cover Page ..............................................     9
           Independent Auditors' Report ............................    10
           Financial Statements ....................................    11
           Notes to the Financial Statements .......................    12

Other Information
           Signature ...............................................    17
           Exhibit Index ...........................................    18

              NICOR COMPANIES SAVINGS INVESTMENT PLAN

              EMPLOYER IDENTIFICATION NO. 36-2863847
                            PLAN NO. 4

       FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
            TOGETHER WITH INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statement of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial status of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.







DELOITTE & TOUCHE LLP
Chicago, Illinois

June 13, 2003

                 Nicor Companies Savings Investment Plan
              Statements of Net Assets Available for Benefits



                                                     December 31
                                           -------------------------------
                                                 2002             2001
                                           ---------------  --------------
Assets:
    Investment in Master Trust               $ 133,038,621   $ 141,143,455

    Receivables:
        Participant contributions                  174,561         174,004
        Employer contributions                     273,610         214,561
                                            --------------  --------------
                                                   448,171         388,565
                                            --------------  --------------

Net assets available for benefits            $ 133,486,792   $ 141,532,020
                                            ==============  ==============



        Statements of Changes in Net Assets Available for Benefits


                                                Year ended December 31
                                            ------------------------------
                                                 2002             2001
                                            --------------  --------------

Net decrease in Plan assets from investment
    activities of the Master Trust           $  (6,420,584)  $    (482,223)

Contributions:
     Participant                                 5,294,340       5,051,287
     Employer                                    2,762,838       2,557,081
                                            --------------  --------------
                                                 8,057,178       7,608,368

Distributions to participants                   (9,813,920)    (10,541,478)

Transfers, net and other                           132,098         575,369
                                            --------------  --------------

Net decrease                                    (8,045,228)     (2,839,964)

Net assets available for benefits at
   beginning of year                           141,532,020     144,371,984
                                            --------------  --------------
Net assets available for benefits at
   end of year                               $ 133,486,792   $ 141,532,020
                                            ==============  ==============



The accompanying notes are an integral part of these statements.

              Nicor Companies Savings Investment Plan
                 Notes to the Financial Statements
          For the Years Ended December 31, 2002 and 2001


1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan which was established on July 1, 1973, to provide supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement. In 2001 the plan was amended to include employees of certain affiliated companies. Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. Prior to December 31, 2001 the Company's contributions and earnings thereon were vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Beginning January 1, 2002, the Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2002 and 2001 the application of forfeitures reduced the Company's contribution by $4,385 and $148,215 respectively, and at December 31, 2002 and 2001 the Plan had $268,374 and $44,886, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 5.3 percent and 6.3 percent at December 31, 2002 and 2001, respectively. The average yield for this fund was approximately 5.7 percent and 6.3 percent for the years ended December 31, 2002 and 2001, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the "union plan") and this Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2002 and 2001, net transfers of $125,803 and $575,492, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Gas Thrift Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

The following present the Master Trust's net assets as of December 31, 2002 and 2001, the increase in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                           Net Assets in Master Trust

                                                       December 31
                                             -----------------------------
                                                 2002            2001
                                             -------------  --------------
        Assets:

        General Investments:
          Group annuity contracts            $  51,094,812   $  87,466,170
          Common/collective trusts*             56,458,043      19,767,182
          Nicor Inc. common stock*              21,096,048      23,130,444
          Registered investment companies*     108,148,949     121,619,065
          Loans to participants*                 4,749,197       4,600,116
                                            --------------  --------------
                                               241,547,049     256,582,977

        Liabilities:

        Operating payables                          15,750          26,589
                                             -------------  --------------

        Net assets in Trust                  $ 241,531,299   $ 256,556,388
                                             =============  ==============


        Plan's interest in Trust net assets  $ 133,038,621   $ 141,143,455
                                             =============  ==============
        Plan's percentage interest in Trust
          net assets                                   55%             55%
                                             =============  ==============



*  Party-in-interest investments.

                 Nicor Companies Savings Investment Plan
              Notes to the Financial Statements (concluded)
             For the Years Ended December 31, 2002 and 2001

                       Master Trust Investment Activities


                                               Year Ended December 31
                                            -----------------------------
                                                  2002           2001
                                            --------------  -------------
        Investment income:
          Interest                           $   4,673,771   $  6,356,621
          Dividends                              1,039,111      1,067,477
          Net change in market value of
            Nicor Inc. common stock             (2,049,128)    (1,237,633)
          Net investment gain from common/
            collective trusts                    2,190,861        767,182
          Net investment loss from
            registered investment companies    (16,538,492)    (6,654,800)
          Demutualization proceeds and other         9,963        154,807
                                            --------------  -------------
                                               (10,673,914)       453,654

        Administrative expenses                   (265,424)      (247,141)
                                            --------------  -------------
        Increase (decrease) in Trust net
          assets derived from investment
          activities                         $ (10,939,338)  $    206,513
                                            ==============  =============

        Plan's interest in Trust
          investment activities              $  (6,420,584)  $   (482,223)
                                            ==============  =============


5.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust, as then designed, was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                              NICOR GAS THRIFT PLAN

                 EMPLOYER IDENTIFICATION NO. 36-2863847
                               PLAN NO. 8

          FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
               TOGETHER WITH INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Nicor Gas
Thrift Plan Committee:

We have audited the accompanying statement of net assets available for benefits of Nicor Gas Thrift Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial status of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.







DELOITTE & TOUCHE LLP
Chicago, Illinois

June 13, 2003

                              Nicor Gas Thrift Plan
             Statements of Net Assets Available for Benefits


                                                     December 31
                                           -------------------------------
                                                 2002             2001
                                           ---------------  --------------
Assets:
  Investment in Master Trust                $  108,492,678   $ 115,412,933

  Receivables:
    Participant contributions                      142,901         139,086
    Employer contributions                         126,971          95,810
                                           ---------------  --------------
                                                   269,872         234,896
                                           ---------------  --------------

Net assets available for benefits            $ 108,762,550   $ 115,647,829
                                           ===============  ==============




        Statements of Changes in Net Assets Available for Benefits


                                                Year ended December 31
                                           -------------------------------
                                                 2002             2001
                                           ---------------  --------------

Net (decrease) increase in Plan assets
  from investment activities of the
  Master Trust                              $   (4,518,754)  $     688,736

Contributions:
  Participant                                    3,713,302       3,695,410
  Employer                                       1,559,336       1,496,667
                                            --------------  --------------
                                                 5,272,638       5,192,077

Distributions to participants                   (7,513,360)     (9,409,455)

Transfers, net and other                          (125,803)       (576,224)
                                            --------------  --------------
Net decrease                                    (6,885,279)     (4,104,866)

Net assets available for benefits at
  beginning of year                            115,647,829     119,752,695
                                            --------------  --------------
Net assets available for benefits at
  end of year                                $ 108,762,550   $ 115,647,829
                                            ==============  ==============






The accompanying notes are an integral part of these statements.

                      Nicor Gas Thrift Plan
                 Notes to the Financial Statements
          For the Years Ended December 31, 2002 and 2001

1.    DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan which was established on July 1, 1973, to provide supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), represented by a collective bargaining agreement. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

                       Nicor Gas Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon were vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2002 and 2001 the application of forfeitures reduced the Company's contribution by $2,531 and $43,484, respectively, and at December 31, 2002 and 2001 the Plan had $91,908 and $5,957, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

                       Nicor Gas Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 5.3 percent and 6.3 percent at December 31, 2002 and 2001, respectively. The average yield for this fund was approximately 5.7 percent and 6.3 percent for the years ended December 31, 2002 and 2001, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the "union plan") and the Nicor Companies Savings Investment Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2002 and 2001, net transfers of $125,803 and $575,492 respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Companies Savings Investment Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

                       Nicor Gas Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2002 and 2001

The following present the Master Trust's net assets as of December 31, 2002 and 2001, the increase in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:


                           Net Assets in Master Trust

                                                       December 31
                                             -----------------------------
                                                 2002            2001
                                             -------------  --------------
        Assets:

        General Investments:
          Group annuity contracts            $  51,094,812   $  87,466,170
          Common/collective trusts*             56,458,043      19,767,182
          Nicor Inc. common stock*              21,096,048      23,130,444
          Registered investment companies*     108,148,949     121,619,065
          Loans to participants*                 4,749,197       4,600,116
                                            --------------  --------------
                                               241,547,049     256,582,977

        Liabilities:

        Operating payables                          15,750          26,589
                                            --------------  --------------

        Net assets in Trust                  $ 241,531,299   $ 256,556,388
                                            ==============  ==============

        Plan's interest in Trust net assets  $ 108,492,678   $ 115,412,933
                                            ==============  ==============
        Plan's percentage interest in Trust
          net assets                                   45%             45%
                                            ==============  ==============

*  Party-in-interest investments.

                       Nicor Gas Thrift Plan
           Notes to the Financial Statements (concluded)
          For the Years Ended December 31, 2002 and 2001


                       Master Trust Investment Activities


                                               Year Ended December 31
                                            -----------------------------
                                                  2002           2001
                                            --------------  -------------
        Investment income:
          Interest                           $   4,673,771   $  6,356,621
          Dividends                              1,039,111      1,067,477
          Net change in market value of
            Nicor Inc. common stock             (2,049,128)    (1,237,633)
          Net investment gain from common/
            collective trusts                    2,190,861        767,182
          Net investment loss from
            registered investment companies    (16,538,492)    (6,654,800)
          Demutualization proceeds and other         9,963        154,807
                                            --------------  -------------
                                               (10,673,914)       453,654

        Administrative expenses                   (265,424)      (247,141)
                                            --------------  -------------
        Increase (decrease) in Trust net
          assets derived from investment
          activities                         $ (10,939,338)  $    206,513
                                            ==============  =============

        Plan's interest in Trust
          investment activities               $ (4,518,754)    $  688,736
                                            ==============  =============


5.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust, as then designed, was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.



                               Nicor Companies Savings Investment Plan, and Nicor Gas Thrift Plan


Date  June  27, 2003           By    /s/ CLAUDIA J. COLALILLO
     ----------------               -------------------------
                                     Claudia J. Colalillo
                                     Plan Administrator and
                                     Senior Vice President
                                     Human Resources and
                                     Corporate Communications, Nicor Inc.

Exhibit Index


Exhibit
Number                   Description of Document
-------   ---------------------------------------------------------------------

23.01     Independent Auditors' Consent - Nicor Companies Savings
            Investment Plan

23.02     Independent Auditors'Consent - Nicor Gas Thrift Plan

99.01 Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.





































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